Exhibit 4.3

Disclosure Document for the 2009-2010 Plan and for amendments to the 2004 Plan

Resolutions approved by the Board of Directors on 22 January 2009 and 23 February 2009 and by Shareholders at the Annual General Meeting on 27 March 2009

Fiat S.p.A. Registered Office: 250 Via Nizza, Turin (Italy)

Share Capital: €6,377,262,975

Turin Companies Register/Tax Code: 00469580013

Foreword

Pursuant to Article 114-bis of Legislative Decree 58/98, we are submitting the motions approved by the Board of Directors on 22 January 2009 and 23 February 2009 to Shareholders for approval.

More specifically, these motions relate to the adoption of amendments to the Stock Option Plan under which, on 26 July 2004, Sergio Marchionne was granted 10,670,000 options to acquire an equivalent number of Fiat S.p.A. ordinary shares and the approval of a new 2009-2010 incentive plan taking the form of stock grants which provides for the granting of an aggregate total of 8 million Fiat ordinary shares to plan beneficiaries.

This report was prepared in conformity with the instructions for disclosure provided as a schedule to the Issuer Regulations issued by Consob.

Beneficiaries

The beneficiary of the 2004 Stock Option Plan, to which the following proposed amendments relate, is the Chief Executive Officer of Fiat S.p.A., Sergio Marchionne.

The beneficiaries of the 2009-2010 Incentive Plan will be Sergio Marchionne and a maximum of three hundred executives holding key positions which have a significant impact on business results. Executives will be selected by the Chief Executive Officer of Fiat S.p.A. from among employees of the Company and/or its subsidiaries, consistent with the organisational criteria adopted for the 2006 and 2008 plans.

Reasons for amendments to the 2004 Plan and adoption of the 2009-2010 Plan

In general, incentive plans based on financial instruments enable incentivization of individuals in key positions toward the achievement of Company and Group performance targets which is correlated to the long-term value created for shareholders. The level of commitment is further strengthened when vesting of rights is subject to the achievement of specific profit targets over an established reference period.

At the same time, motivating management by granting instruments which reflect the Company’s value contributes to the alignment of the interests of management with those of shareholders, promoting management’s sense of identification with the Group and significantly enhancing retention.

Over the course of several meetings and with the contribution of the Compensation Committee, the Board of Directors reviewed the effectiveness of existing incentive schemes in light of the current condition of the real economy and financial markets and the particularly uncertain period being faced by the automotive sector globally. Following a review of the position of both the Chief Executive Officer of Fiat S.p.A. and other Group executives, the Board, noting that the current situation was attributable to various global factors rather than to management’s performance, acknowledged the need for incentives which were both appropriate and correlated to ambitious targets and resolved to submit a comprehensive package of measures to Shareholders for approval.

At the meeting held on 22 January 2009, the Board reviewed the 2004 Stock Option Plan for the Chief Executive Officer of Fiat S.p.A. whose conditions relating to performance targets and duration in office have already been fully satisfied. As such, the options are exercisable from 1 June 2008 to 1 January 2011. For the reasons stated above and at the proposal of the Compensation Committee, the Board determined that it is significantly in the Company’s and Group’s interests to restore the retention capability of the 2004 Plan - which has been diminished by the recent extraordinary events which are wholly independent of actual performance - through the reintroduction of vesting restrictions (under which the options would not be exercisable until after 31 December 2010) and extension of the exercise period.

In addition, at the meeting held on 23 February 2009, the Board resolved to propose establishment of a new Plan for the 2009-2010 financial years specifically tailored to the current condition of the economy and financial markets. In line with latest international best practice, this Plan would take the form of stock grants to the Chief Executive Officer of Fiat S.p.A. and other executives having a significant impact on business results and be based on instruments of measurements of performance consistent with the current market environment and tied to key operating indicators for the Group.

The tax effects of benefits associated with the Plans are the responsibility of the beneficiaries.

Given their characteristics, no special funds would support the Plans.

Process for approval of amendments to the 2004 Plan and adoption of the 2009-2010 Plan

Amendments to the 2004 Stock Option Plan were drafted by the Compensation Committee, composed of the independent directors R. Berger (Committee Chairman), L. Garavoglia and M. Zibetti, which examined the matter over the course of two meetings. The first meeting was held on 12 December 2008 and the second, in which the proposal was formulated, was held on 22 January 2009.

At its meeting on 22 January 2009, the Board of Directors resolved, with the interested party abstaining, to approve the Compensation Committee’s proposal and to submit the proposed amendments to the 2004 Stock Option Plan to Shareholders for approval, pursuant to Article 114-bis of Legislative Decree 58/98.

Under the Plan, which was instituted on 26 July 2004, Mr. Marchionne was granted options to purchase 10,670,000 Fiat S.p.A. ordinary shares at €6.583 per share, exercisable from 1 June 2008 to 1 January 2011.

In each of the first three years following the grant date, Mr. Marchionne acquired the right to purchase 2,370,000 shares per year commencing 1 June 2008. As of 1 June 2008, he also acquired the right to exercise the remaining options equal to 3,560,000 shares, having achieved the profit targets established for the reference period.

The proposed amendments, which would become effective upon the approval of Shareholders, consist of the reintroduction of a vesting period, conditioned solely on the beneficiary remaining in office, which would render the options unexercisable until after 31 December 2010, with a new exercise period beginning 1 January 2011 and expiring 1 January 2016. All other conditions of the Plan, including the number of options granted and the exercise price, would remain unchanged. The Official Price published by Borsa Italiana for Fiat ordinary shares on 12 December 2008 and 22 January 2009 was €5.138 and €4.039, respectively.

On 23 February 2009, the Board of Directors, having heard the report of the Chairman of the Compensation Committee and with Mr. Marchionne abstaining, resolved to submit a motion to Shareholders, pursuant to Article 114-bis of Legislative Decree 58/98, for the adoption of a new 2009-2010 Incentive Plan based on the granting of rights which, subject to the achievement of predetermined performance targets for 2009 and 2010 and continuation of the professional relationship with the Group, provides for the granting of an aggregate total of 8 million Fiat ordinary shares to plan beneficiaries.

The Chief Executive Officer of Fiat S.p.A. would be granted 2 million Fiat ordinary shares and a maximum of 6 million shares would be available for granting, on one or more occasions, to a maximum of 300 executives holding key positions which have a significant impact on business results. Plan beneficiaries are to be selected by the Chief Executive Officer of Fiat S.p.A. in accordance with the organisational criteria adopted for the 2006 and 2008 plans. The Chief Executive Officer is also responsible for determining the number of rights to be granted to each manager as well as the reassignment of any rights forfeit pursuant to termination of the employment relationship. The Official Price published by Borsa Italiana for Fiat ordinary shares on 23 February 2009 was €3.67.

Should Shareholders approve these proposals, the grants to the Chief Executive Officer of Fiat S.p.A. would have immediate effect while, as required by law, information on the beneficiaries and actual number of financial instruments granted in relation to the 2009-2010 Plan for Group executives will be communicated to the market on the grant date.

As with all existing incentive plans, both the Plans are administered by the Board of Directors of Fiat S.p.A. which has the power to modify the terms, conditions and targets at any time as a consequence of extraordinary transactions or significant events.

Characteristics of the financial instruments

Each option granted under the 2004 Plan gives the beneficiary the right to purchase one Fiat ordinary share at the exercise price of €6.583, which corresponds to the average Official Price published by Borsa Italiana for the month prior to the grant date (26 July 2004).

Upon approval of the proposed amendments by Shareholders, the options would be subject to a new vesting period ending 31 December 2010 and exercise shall be subject to Mr. Marchionne remaining as Chief Executive Director of Fiat S.p.A. until that date. The options would therefore be exercisable from 1 January 2011 to 1 January 2016.

The 2009-2010 Plan is based on the granting of rights under which beneficiaries would receive an aggregate total of 8 million Fiat ordinary shares, 2 million of which are to be allocated to the Chief Executive Officer, Sergio Marchionne, and a maximum of a further 6 million shares would be available for allocation to executives holding key positions which have a significant impact on business results.

The rights would be vested in a single tranche upon approval of the 2010 consolidated financial statements by the Board of Directors. If the 2009 targets are reached, the number of shares granted would be equivalent to 25% of the rights assigned. If the 2010 targets are reached, the number of shares granted would be equivalent to 100% of the rights assigned. The Company shall have the right to substitute, in whole or in part, Fiat ordinary shares granted to plan beneficiaries with a cash payment calculated on the Official Price of those shares published by Borsa Italiana on the date of approval of the 2010 consolidated financial statements. Vesting of the rights is subject to continuation of the employment relationship or mandate with the Group until the date of approval of the 2010 consolidated financial statements. Specific rules apply to early termination of the relationship, such as, for example, a change of employer within the Group, retirement or death of the beneficiary.

For both Plans, settlement is by delivery of Fiat ordinary shares. The exercise price, payable in the case of stock options only, must be paid in cash at the moment of acquisition of the underlying shares.

Rights relating to the above Plans are granted to the beneficiary only and are non-transferable, except by inheritance, while the ordinary shares received will not be subject to any restrictions other than legal restrictions relating to the use of privileged information. In this respect, the Board of Directors may set restrictions for periods immediately prior to key dates on the corporate calendar.

The Plans are to be serviced through shares bought on the market rather than through the issue of new shares and, therefore, would have no dilutive effects. The Company currently holds sufficient own shares to fully service existing incentive plans as well as those being submitted for approval.

On 23 February, the preliminary estimate of the non-cash cost of the proposed amendments to the 2004 Plan and adoption of the 2009-2010 Plan was €24 million. Those costs will be recalculated on the date that the proposals, if approved, become effective, on the basis of the price of Fiat ordinary shares and the vesting conditions. For the amendments to the 2004 Plan and granting of rights for 2 million Fiat ordinary shares to the Chief Executive Officer, that date coincides with the date approval is given by Shareholders. For the granting of rights for a maximum of 6 million Fiat ordinary shares to executives, that date coincides with the effective grant date. For accounting purposes, the cost calculated on the grant date is recognised on a pro rata basis over the vesting period.

Please note that, in addition to the amendments to the 2004 Plan and the adoption of the 2009-2010 Plan which you are being asked to approve, the Company also has other incentive plans in place for directors and executives, established during or subsequent to 2001, with a total of 23,427,000 options outstanding at 23 February 2009, of which 2,515,500 are exercisable. A total of 10,000,000 of these options will be serviced through the issue of new shares and the remainder through shares purchased on the market. The shares required to service the 2004 Plan, the 2009-2010 Plan and other plans currently in place - excluding the portion of the 2006 Plan to be serviced through the issue of new shares - are 31.97 million. This amount is fully covered by the 38.6 million own shares currently held. Detailed information on those plans is provided in disclosure documents issued in 2007 and 2008 available in the Corporate Governance section of the Group website (www.fiatgroup.com) under Fees and Interests Held, as well as in the Report on Operations and Notes to the statutory and consolidated financial statements at 31 December 2008, pursuant to regulatory requirements and the International Financial Reporting Standards, respectively.